CUSIP No. 18450Q109
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Clean Power Technologies Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

18450Q109

(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

July 10, 2008
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18450Q109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 17,857,144
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 17,857,144

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,857,144

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 21.9%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)  Based on 81,677,670 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

CUSIP No. 18450Q109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 17,857,144
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 17,857,144

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,857,144

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 21.9%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)  Based on 81,677,670 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

CUSIP No. 18450Q109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 17,857,144
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 17,857,144

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,857,144

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 21.9%(1)

(14)	Type of Reporting Person (See Instructions) OO

_________________
(1)  Based on 81,677,670 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

CUSIP No. 18450Q109

Item 1.    Security and Issuer

Issuer:  Clean Power Technologies Inc.

Security:  Common Stock, par value $.001 per share (“Common Stock”)

Item 2.    Identity and Background

(a) This Schedule 13D is being filed by The Quercus Trust (the “Trust”), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 1835 Newport Blvd. A109 - PMB 467, Costa Mesa, California 92627.

(c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America.  The Trust is a California statutory trust.

Item 3.    Source and Amount of Funds or Other Consideration

All shares of Common Stock were purchased using personal funds.

Item 4.    Purpose of Transaction

The Reporting Persons purchased the securities reported in this Schedule 13D for investment purposes.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may from to time purchase additional securities of the Issuer or dispose of some or all of the securities reported in this Schedule 13D in open market transactions, private transactions or otherwise.

Pursuant to the Stock Purchase Agreement dated February 10, 2009, more fully described in Item 5 of this Schedule 13D (the “2009 Stock Purchase Agreement”), the Reporting Persons acquired the right to appoint a designee with the Issuer’s Board of Directors upon the execution of the 2009 Stock Purchase Agreement and a second designee upon the Issuer attaining a predetermined milestone set forth in the 2009 Stock Purchase Agreement.  The Reporting Persons have appointed David Anthony to the Issuer’s Board of Directors and intend to appoint an additional person to become a director of the Company upon obtaining such right pursuant to the 2009 Stock Purchase Agreement.  Except for the exercise of such rights, the Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 18450Q109

Item 5.    Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 17,857,144 shares of Common Stock (a sum of 2,222,222 shares of Common Stock; 9,920,636 shares of Common Stock issuable upon exercise of their warrants; and 5,714,286 shares of Common Stock issuable upon conversion of their Senior Secured Convertible Promissory Note).  The reported shares represent 21.9% of the shares of Common Stock outstanding, calculated in accordance with Rule 13D, and are held of record by the Trust.

(b) The Reporting Persons have shared voting and dispositive power with respect to their beneficial ownership of 17,857,144 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock owned by the Trust.

(c) On July 10, 2008, the Issuer and Reporting Persons entered into that certain Securities Purchase Agreement (the “2008 Securities Purchase Agreement”), pursuant to which the Reporting Persons acquired the following:

(i) 8% Senior Secured Convertible Promissory Note with a principal amount of $2,000,000, conversion price of $0.35 and maturation date of July 10, 2010;

(ii) Class A Warrants to purchase up to 4,285,715 shares of Common Stock with an exercise price of $0.60 per share and expiration date of July 10, 2013; and

(iii) Class B Warrants to purchase up to 2,857,143 shares of Common Stock with an exercise price of $0.80 per share and expiration date of July 10, 2013.

A form of the 2008 Stock Purchase Agreement and other documents relating thereto, listed as (b) through (g) under Item 6 of this Schedule 13D, are attached as exhibits to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 16, 2008, and are incorporated herein by this reference.  Following this acquisition, the Reporting Persons beneficially owned approximately 16.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13D.

On February 10, 2009, the Issuer and Reporting Persons entered into the 2009 Stock Purchase Agreement, pursuant to which the Reporting Persons acquired the following:

(i)  2,222,222 shares of Common Stock at a price of $0.45 per share;

(ii) Warrants to purchase up to 1,666,667 shares of Common Stock with an exercise price of $0.60 per share and expiration date of February 10, 2010; and

(ii) Warrants to purchase up to 1,111,111 shares of Common Stock with an exercise price of $0.85 per share and expiration date of February 10, 2010.

A form of the 2009 Stock Purchase Agreement and other documents relating thereto, listed as (h) through (k) under Item 6 of this Schedule 13D, are attached as exhibits to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 13, 2009 , and are incorporated herein by this reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 18450Q109

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a) Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b) Securities Purchase Agreement dated July 10, 2008 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 16, 2008)

(c) Promissory Note dated July 10, 2008 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 16, 2008)

(d) Registration Rights Agreement dated July 10, 2008 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 16, 2008)

(e) Pledge Agreement dated July 10, 2008 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 16, 2008)

(f) Class A Warrant dated July 10, 2008 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 16, 2008)

(g) Class B Warrant dated July 10, 2008 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 16, 2008)

(h) Stock Purchase Agreement dated February 10, 2009 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 13, 2009)

(i) Registration Rights Agreement dated February 10, 2009 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 13, 2009)

(j) $0.60 Warrant dated February 10, 2009 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 13, 2009)

(k) $0.85 Warrant dated February 10, 2009 (a form of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 13, 2009)

Item 7.     Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D

CUSIP No. 18450Q109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: February 17, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

9

CUSIP No. 18450Q109

Exhibit A

Agreement Regarding Joint Filing of Schedule 13D

The undersigned agree that the Schedule 13D with respect to the Common Stock of Clean Power Technologies Inc. is a joint filing being made on their behalf.

Dated: February 17, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust